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                         March 31, 2022

       Ken Rizvi
       Chief Financial Officer
       SMART Global Holdings, Inc.
       c/o Maples Corporate Services Limited
       P.O. Box 309
       Grand Cayman, Cayman Islands KY1-1104

                                                        Re: SMART Global
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended August 27, 2021
                                                            Filed October 25,
2021
                                                            Form 8-K filed
January 4, 2022
                                                            File No. 001-38102

       Dear Mr. Rizvi:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.
 Ken Rizvi
FirstName  LastNameKen
SMART Global    Holdings,Rizvi
                          Inc.
Comapany
March      NameSMART Global Holdings, Inc.
       31, 2022
March2 31, 2022 Page 2
Page
FirstName LastName
Form 10-K for the Fiscal Year Ended August 27, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 48

1. We note your disclosure on page 48 that "over the same period, our total segment operating income grew by 90.9% to $160.8 million, or 10.7% operating margin, in 2021, compared to $84.2 million, or 7.5% operating margin, in 2020. See table below in
            Segment Operating Income    for further details." We note that
segment operating income
         is a measure disclosed in the notes to financial statements on pages 91-92, as required by
         ASC 280. However, the combination of segment operating income amounts anywhere outside the notes to the financial statements is considered a Non-GAAP financial measure. Please revise to identify this measure as Non-GAAP when disclosed as a consolidated amount within MD&A, and to include the disclosures required by Item 10(e)
         of Regulation S-K. Your disclosure in the MD&A section of your Form 10-Q should be similarly revised.
Form 8-K filed January 4, 2022

Exhibit 99.1 Earnings Release, page 3

2. We note that in your Non GAAP profitability measures reconciled on page 5, you exclude the amortization of acquisition-related intangibles. Please revise to clearly disclose the nature of the amortization that is being excluded from the measure, and to disclose that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to the revenue generation. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire
Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing